Mail Stop 3561

January 26, 2009

Via Fax & U.S. Mail

Mr. Sophocles N. Zoullas
Chief Executive Officer
Eagle Bulk Shipping Inc.
477 Madison Avenue
Suite 1405
New York, NY 10022

> **Re:** **Eagle Bulk Shipping, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 1-33831**

Dear Mr. Zoullas:

We have reviewed your letter dated January 12, 2009, and have the following additional comment. Please respond to confirm that such comment will be complied with in future filings. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Note 10. Non-Cash Compensation

1. We note your response to our prior comment number 4 but continue to believe that the disclosures included in Note 10 to your financial statements should be expanded in future filings given the materiality of the non-cash compensation charges recognized in the Company's financial statements in connection with the profit interests in Eagle Ventures LLC held by certain members of the Company's management. As requested in our prior comment, please expand the notes to your financial statements in future filings to explain in further detail how you calculated or determined the amount of compensation expense recognized in your financial statements in connection with these profit interests during the periods presented in your financial statements. The disclosures provided in the notes to your financial statements should be in a level of detail consistent with your

response to our prior comment.

You may contact Effie Simpson at (202) 551-3346, or the undersigned at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Bell at (202) 551-3574, or Max Webb at (202) 551-3750 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Mr. Gary Wolfe
       (212) 480-8421